UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: September 2016 (Report No. 8)

Commission file number: 001-37846

CELLECT BIOTECHNOLOGY LTD.

(Translation of registrant's name into English)

23 Hata’as Street

Kfar Saba, Israel 44425

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

On September 25, 2016, Cellect Biotechnology Ltd. (the “Company”) published an immediate report in Israel reporting that, subsequent to the date of the immediate report, the Company will report in accordance with the U.S. Securities Exchange Act of 1934, as amended, in accordance with Section E3 of the Israeli Securities Law, 5728-1968.

The Company’s reporting in accordance with the U.S. Securities Exchange Act of 1934, as amended, is in accordance with Chapter F of the Israeli Securities Law, 5728-1968, and was approved by the Series 1 option holders, shareholders and holders of American Depositary Shares of the Company, on September 4, 2016, September 18, 2016 and September 25, 2016, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cellect Biotechnology Ltd. (Registrant) By /s/ Dr. Shai Yarkoni
Name: Dr. Shai Yarkoni
Chief Executive Officer

Date: September 26, 2016